Albany International Corp.

P.O. Box 1907

Albany, NY 12201

(455 Patroon Creek Blvd., Suite 206, Albany, NY 12206)

Tel. 518 445-2281

Fax: 518 677-1097

E-mail: john.cozzolino@albint.com

John Cozzolino

Chief Financial Officer & Treasurer

February 5, 2016

Ms. Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp.

Form 10-K for the Year Ended December 31, 2014, filed February 27, 2015

Response dated January 15, 2016

File No. 1-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated February 2, 2016.

We have included in our response an illustration of how the revised disclosure would have appeared in the relevant filing. New additions to the text are underlined. Each illustration would also apply to any future filings in which the disclosure item is repeated.

Consolidated Results of Operations Gross Profit, page 24

1. We note your response to comment 1. Refer to your proposed Machine Clothing disclosure where you state gross profit was impacted by, “a $1.7 million decrease in cost of goods sold principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs.” Please quantify for us each of the significant underlying components that net to the $1.7 million decrease in cost of goods sold you reference. In addition, tell us what comprised “other manufacturing costs.” Lastly, where a material change is attributed to two or more factors, including any offsetting factors, please consider quantifying, where practicable and material, the contribution of each identified factor. In this regard, we believe that quantifying offsetting factors that are driving an overall change provides investors with greater transparency. Refer to Instruction 4 to Item 303(a) of Regulation S-K, Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.

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Response: As noted in our response dated January 15, 2016, we assess performance in the Machine Clothing business based on the extent to which we are able to maintain profitability. Without good prospects for growth in unit sales or price per unit, an important element of our strategy is to offset the cost of inflation through cost reduction initiatives, and our prior comment explained that the net effect of those factors was a decrease in cost of $1.7 million, compared to the prior year. However, we note your suggestion that we consider quantifying, where practicable and material, the impact of each of these offsetting factors. Please note that our revised disclosures include only individually significant items. Accordingly, the net effect does not match the $1.7 million that we previously disclosed.

In our response dated January 15, 2016, we mentioned “other manufacturing costs”. We were referring to manufacturing overhead costs and have used that description in our proposed revision.

See below for the revisions to the explanations included in our 2014 Form 10-K, pages 24 and 30, that we propose to include in our Annual Report on Form 10-K for the year ended December 31, 2015. We would also expect to include similar detail in future filings with respect to future periods.

Total Company – page 24

The increase in gross profit during 2014 was principally due to the net effect of the following individually significant items:

•	The reduction in MC sales described above resulted in a gross profit decrease of $8.5 million.

~~•~~	~~A $1.7 million decrease in Cost of goods sold principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs.~~

•	A decrease of $7.5 million in MC Cost of goods sold resulting from restructuring activities.

•	An increase in MC Cost of goods sold from inflation on direct labor and manufacturing overhead expenses, of approximately $2.6 million and $1.9 million, respectively.

•	A $1.6 million charge to MC Cost of goods sold in 2014 to correct an error in the value of inventories reported in prior periods.

•	AEC’s Boerne, Texas operation increased gross profit by $5.0 million, principally due to operational improvements that resulted in lower cost of goods sold.

•	A $1.9 million reduction in cost associated with the Company’s U.S. postretirement plan, principally resulting from plan changes in 2013. These costs are reported as Corporate expenses in the table above.

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MC Gross Profit – Page 30

Gross Profit

The decrease in 2014 gross profit was principally due to the net effect of the following individually significant items:

•	An $8.5 million decrease related to lower sales, as noted above.

~~•~~	~~A $1.7 million decrease in Cost of goods sold principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs.~~

•	A decrease of $7.5 million in Cost of goods sold resulting from restructuring activities.

•	An increase in Cost of goods sold from inflation on direct labor and manufacturing overhead expenses, of approximately $2.6 million and $1.9 million, respectively.

•	A $1.6 million charge for the correction of the inventory valuation error during 2014.

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino

Chief Financial Officer and Treasurer

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